UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Workhorse Group Inc.
(Name of Company)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98138J206
(CUSIP Number)

Jonathan Feiler, General Counsel Arosa Capital Management LP 120 West 45th Street, Suite 3700 New York, New York 10036 (212) 218-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Capital Management LP	80-0948256
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	11,257,197*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	11,257,197*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,257,197*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): IA

* As of the filing date of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 11,257,197 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 1,850,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 9,407,197 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Opportunistic Fund LP	98-1138847
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	11,257,197*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	11,257,197*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,257,197*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): PN

* As of the filing date of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 11,257,197 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 1,850,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 9,407,197 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Till Bechtolsheimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United Kingdom, Switzerland

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	11,257,197*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	11,257,197*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,257,197*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): IN

* As of the filing date of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 11,257,197 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 1,850,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 9,407,197 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons with the United States Securities and Exchange Commission on July 19, 2018.

This Amendment is being filed by the Reporting Persons solely to disclose additional transactions with respect to the securities of the Company. There has been no percentage change in the beneficial ownership of Common Stock held by the Reporting Persons as reported in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

On July 6, 2018, the Company, as borrower, entered into a Loan Agreement with Arosa Opportunistic Fund, as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6,100,000 (the “Loan Agreement”). In accordance with the Loan Agreement, on July 9, 2018, the Company issued to Arosa Opportunistic Fund warrants to purchase up to 5,000,358 shares of Common Stock at an exercise price of $2.00 per share (the “2018 Warrants”), subject to the Exercise Limitation (as defined below in this Item 3). The Arosa Loan was repaid by the Company on December 31, 2018. At all times that the Arosa Loan was outstanding, the Company was required to issue additional warrants to Arosa Opportunistic Fund to purchase shares of Common Stock equal to ten percent (10%) of any additional issuance of shares of Common Stock by the Company, excluding issuances under an approved stock plan. All such additional warrants (which are included for the purpose of this Amendment in the term “Warrants” (as defined below in this Item 3)) were issued with an exercise price equal to the lesser of $2.00 or a 5% premium to the price utilized in such issuance, and are subject to the Exercise Limitation. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock (the “Exercise Limitation”). This description of the 2018 Warrants is qualified in its entirety by the terms of the 2018 Warrants, which were incorporated by reference as an exhibit to the Initial Schedule 13D.

On November 28, 2018, in consideration for the Reporting Persons consenting to the release of certain collateral pursuant to the Loan Agreement, the Company sold to Arosa Opportunistic Fund 2,000,000 shares of Common Stock (the “Issuance”) for a purchase price in cash equal to $0.01 per share and amended the exercise price of the 2018 Warrants to $1.25 per share.

On May 31, 2019, the Company entered into a Subscription Agreement with Arosa Opportunistic Fund, in which Arosa Opportunistic Fund purchased (i) 305,000 shares of Series B Preferred Stock, with a stated value of $20.00 per share (the “Stated Value”) and a par value of $0.001 per share (the “Preferred Stock”), and (ii) warrants to purchase up to 2,260,050 shares of Common Stock at an exercise price of $1.62 per share (the “2019 Warrants” and together with the 2018 Warrants, the “Warrants”), subject to the Exercise Limitation. The Preferred Stock is not convertible and does not hold voting rights. The Preferred Stock is entitled to annual dividends at a rate equal to 8.0% simple interest per annum on the Stated Value. Accrued dividends are payable quarterly in shares of Common Stock based on a share price of $1.62.

This description of the Preferred Stock and the 2019 Warrants is qualified in its entirety by the terms of the Preferred Stock and the 2019 Warrants, which are incorporated by reference as exhibits to this Amendment.

In addition, Arosa Opportunistic Fund owns 1,850,000 shares of Common Stock. Such shares of Common Stock were acquired by the Reporting Persons at a purchase price of $0.01 per share in connection with the Issuance as consideration for the Reporting Persons consenting to the release of certain collateral pursuant to the Loan Agreement.

As a result of the foregoing, as of the filing date of this Amendment (the “Filing Date”), the Reporting Persons may be deemed to beneficially own 9.99% of the shares of Common Stock.

Item 5.	Interest in Securities of the Company

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

As of the Filing Date, Arosa Opportunistic Fund beneficially owns, subject to the Exercise Limitation, an aggregate of 11,257,197 shares of Common Stock, including (i) 1,850,000 shares of Common Stock and (ii) 9,407,197 shares of Common Stock underlying the Warrants. Arosa Capital and Mr. Bechtolsheimer may be deemed to beneficially own the shares of Common Stock and the Warrants reported herein. Thus, the Reporting Persons may be deemed to beneficially own 9.99% of the shares of Common Stock of the Company deemed issued and outstanding. In addition, the Reporting Persons beneficially own 305,000 shares of Preferred Stock.

Arosa Opportunistic Fund has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock, the shares of Preferred Stock and the Warrants (including the shares of Common Stock issuable upon exercise of the Warrants) owned by it. The partners of Arosa Opportunistic Fund have the right to participate indirectly in the receipt of dividends from, and proceeds from the sale of, such securities in accordance with their respective ownership interests in Arosa Opportunistic Fund.

During the sixty (60) days prior to May 31, 2019 (the “Event Date”), and from the Event Date to the date hereof, Arosa Capital, on behalf of Arosa Opportunistic Fund, sold 178,333 shares of Common Stock, as follows:

Date	Quantity	Price	Type of Transaction
May 2, 2019	159,955	$0.9074	Open Market Sale
May 3, 2019	18,378	$0.9165	Open Market Sale

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to include the following exhibits:

Exhibit 7.3	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 6, 2019).

Exhibit 7.4	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 6, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 13, 2019

AROSA OPPORTUNISTIC FUND LP

By: Arosa Capital Management Opportunistic GP II LLC, its general partner

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

AROSA CAPITAL MANAGEMENT LP

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

/s/ Till Bechtolsheimer
Till Bechtolsheimer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).